Exhibit 99.1

Alarum: NetNut Announces Grant of a United States Patent

TEL AVIV, Israel, Nov. 15, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, has announced that its wholly owned subsidiary, NetNut Ltd. (“NetNut”), was granted United States Patent No. 11,818,104 for its groundbreaking innovation, titled ANONYMOUS PROXYING. This patent, officially granted on November 14, 2023, signifies a significant milestone in the Company’s commitment to advancing technology and delivering cutting-edge solutions to its customers.

The newly granted patent describes a revolutionary method, which brings a novel twist to traditional proxy services. Unlike conventional anonymous proxies, where proxy service client requests would be rerouted through an intermediate proxy device, thus potentially slowing down the connection and exposing a device’s local network to security risks, NetNut’s “reflector” method achieves the same end-result without such detour. It cleverly uses the IP address of an intermediate device to initiate the connection, and after this initial step, client requests are sent directly to the target server. This method retains the benefits of using a proxy, while masking the original IP address and avoiding the usual bottleneck of channeling all traffic through a third-party device. The result is a secured, faster, more efficient, and streamlined method of connecting to the internet, with all the advantages of a proxy but none of the traditional drawbacks.

Moshe Kramer, Vice President Research and Development of NetNut, commented: “This recognition only serves to motivate us further as we continue to develop new and exciting technologies to address the evolving needs of our customers. NetNut is committed to fostering innovation, and this patent represents a significant investment in our research and development initiatives. We are dedicated to pushing the boundaries of what is possible in our industry and to continue delivering exceptional value to our clients.”

“We are proud to receive this patent, which is a testament to our team’s hard work and dedication to innovation,” said Shachar Daniel, Chief Executive Officer of Alarum. “This new patent expands our intellectual property portfolio and strengthens our position in the market. It also provides us with a competitive edge, ensuring that we can continue to deliver value and maintain our leadership in the internet-access and web-data collection markets.”

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions.

The solutions are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses the potential impact and significance of the granted patent on NetNut’s business and position in the market, as well as NetNut’s plans, goals, and objectives for the future, including its commitment to ongoing innovation and serving its customers with exceptional products and services. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Investor Relations Contacts

Michal Efraty

+972-(0)52-3044404
michal@efraty.com